Exhibit 99.1

Bitauto Launches taoche.com and Revamps its Used Car Website

BEIJING, April 2, 2012 – Bitauto Holdings Limited (NYSE: BITA) (“Bitauto” or the “Company”), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that it has revamped the Company’s website for used automobiles under a new uniformed resource locator (“URL”), taoche.com, with enhanced features.

On April 1, 2012, the Company’s website for used cars was re-launched under the URL taoche.com. Traffic to ucar.cn is automatically redirected to taoche.com. Going forward, the Company will refer to its previous “ucar.cn business” segment as “taoche.com business”. The Chinese word “tao” carries the meaning of “searching with pleasure” and “taoche” entails a pleasant shopping experience for cars, which better positions the site as a one-stop destination for information on used car selection, purchase and consumption among Chinese users. To lead the overall operation of taoche.com, the Company hired a new vice president with relevant industry experience, including more than seven years at Auto Home where he last held the office of editor-in-chief.

William Li, chairman and chief executive officer of Bitauto, commented, “Brand building and product enhancement have been major strategies during the past couple of years. We believe the new URL is easier for Chinese users to remember and is therefore expected to enhance the brand awareness of our used car business. Compared to the previous version under ucar.cn, the new website is cleaner and easier to navigate. After the URL change and website upgrades, I am confident that taoche.com will attract more potential car buyers and dealers.”

Andy Zhang, chief financial officer of Bitauto, added, “We have been aggressively investing in branding and research and development to support long-term growth. I am especially encouraged by this major milestone. Going forward, we will continue to fund growth initiatives in our used car businesses.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Tencent, Netease, and Baidu, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s toache.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

IR Department

Bitauto Holdings Limited

+86 (10) 6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

+86 (10) 6566-2256

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

bitauto@brunswickgroup.com